Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Benson Tsang
	Name:	Benson Tsang
	Title:	Chief Financial Officer

Date: August 8, 2008

3

EXHIBIT 99.1

WUXI PHARMATECH (CAYMAN) INC.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 10, 2008

NOTICE IS HEREBY GIVEN that on September 10, 2008, WuXi PharmaTech (Cayman) Inc. (the “Company”) will hold its annual general meeting of shareholders at the Company’s offices at 4751 League Island Blvd., Philadelphia, PA, 19112, USA at 10:00 am local time for the following purposes:

1.	To consider and vote upon the nomination of incumbent directors Xiaozhong Liu and Kian-Wee Seah.

2.	To pass a special resolution to amend Article 80(1) of the Company’s Articles of Association such that the number of members to the board of the Company shall be up to ten (10) directors (rather than being fixed at nine (9) directors).

3.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of such shareholder. A proxy need not be a shareholder of the Company.

A form of proxy for use at the annual general meeting is enclosed. Whether or not you expect to attend the annual general meeting in person, your shares should be represented and voted. You are strongly urged to complete, sign and date the enclosed form of proxy in accordance with the instructions printed on it and promptly return the form of proxy (together with any power of attorney or other authority under which it is signed) in the self-addressed envelope that we have included for your convenience. The form of proxy is to be delivered to the attention of Bai Xiangge, Legal Department, 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China as soon as possible and no later than 48 hours before the time appointed for the annual general meeting. Returning the completed form of proxy will not preclude you from attending the annual general meeting and voting in person if you so wish.

In the case of joint holders of record the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

By Order of the Board of Directors,

/s/ Ge Li
Ge Li
Chairman of the Board and Chief Executive Officer
August 8, 2008

EXHIBIT 99.2

WUXI PHARMATECH (CAYMAN) INC.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131, People’s Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 10, 2008

This proxy statement is furnished in connection with a solicitation of proxies by the Board of Directors of WuXi PharmaTech (Cayman) Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), to be used at the annual meeting of shareholders to be held on September 10, 2008 at 10:00 am local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the Company’s offices at 4751 League Island Blvd., Philadelphia, PA 19112, USA.

Revocability of Proxies

A shareholder executing a proxy may revoke it before it is exercised by delivering a written notice revoking the proxy, or by subsequently filing another proxy bearing a later date, or by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Bai Xiangge at the Company.

Record Date and Voting

Shareholders of record at the close of business on August 1, 2008 are entitled to vote at the annual general meeting. Ordinary shares underlying ADSs are included for purposes of this determination. Shareholders are entitled to one vote for each ordinary share held. If you properly cast your vote by executing and returning the enclosed form of proxy (and if your proxy is not subsequently revoked), your vote will be voted in accordance with your instructions. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must be delivered to the principal place of the Company to the attention of Bai Xiangge, Legal Department, WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China, as soon as possible and not later than 48 hours before the time appointed for holding the annual general meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting.

Quorum

Two shareholders present in person or by proxy, or in the case of a corporation, by its duly authorized representative, and holding shares representing in the aggregate no less than one-third of the issued voting shares throughout the meeting will constitute a quorum for all purposes.

Directors

The names of our director nominees and continuing directors and related biographical information are set forth below.

Name	Age	Committee Memberships	Year Term Expires		Director Since
Nominees for Class A

Xiaozhong Liu	43		2008	*	2005

Kian-Wee Seah	44	Compensation Committee, Corporate Governance and Nominations Committee, Audit Committee**	2008	*	2005
Class B Continuing Director

Sean Tong	34		2009		2007

Tao Lin	39		2009		2005

Zhaohui Zhang	38		2009		2005

Class C Continuing Director

Ge Li	41	Strategy Committee	2010		2004

Cuong Viet Do	41	Strategy Committee, Compensation Committee, Corporate Governance and Nominations Committee, Audit Committee	2010		2007

*	Currently up for re-election.
**	On August 6, 2008, the Board of Directors appointed Kian-Wee Seah to the Audit Committee. Kian-Wee Seah serves as the Audit Committee financial expert.

Xiaozhong Liu has served as Executive Vice President since 2001 and a Director since 2005. Mr. Liu is one of the founders and core managerial personnel of the Company’s business. Mr. Liu is responsible for the Company’s project and engineering departments. Mr. Liu received a bachelor’s degree from Peking University and an EMBA from China Europe International Business School.

Kian-Wee Seah has served as a Director since 2005. Mr. Seah joined UOB Venture Management Pte Ltd. since 1997 and currently holds the position of Managing Director. He currently chairs the investment committees of several private equity funds that focus on growth companies in China and ASEAN. He is a Chartered Financial Analyst Charterholder (CFA). Mr. Seah received a bachelor of engineering from National University of Singapore, a master of science from University of California, Los Angeles, and an EMBA from Tsinghua University.

Sean Tong has served as a Director since February 2007. Mr. Tong is a Managing Director at General Atlantic LLC, where he has worked since 2000 and focuses his efforts on opportunities in the enterprise solutions, healthcare and communications and electronic sectors across Greater China. Prior to joining General Atlantic, Mr. Tong worked for Morgan Stanley in New York. Mr. Tong received a bachelor’s degree from Harvard University.

Tao Lin has served as Vice President of Internal Operations since 2002 and a Director since 2005. Mr. Lin is one of the founders and core managerial personnel of the Company’s business. Mr. Lin is responsible for the daily operations of the procurement, information technology and import and export departments. Prior to joining the Company, Mr. Lin was the Chief Sales Manager of Builders Products International (US), responsible for its Greater China market. Previously, Mr. Lin was also a general manager and the owner of Zhuhai King Strengthen Trading Company, an international trading company in China. Mr. Lin received a bachelor’s degree in business management from Zhongshan University.

Zhaohui Zhang has served as Vice President of Domestic Marketing since 2002 and a Director since 2005. Mr. Zhang is one of the founders and core managerial personnel of the Company’s business. Mr. Zhang is responsible for business development. Prior to joining the Company, Mr. Zhang worked for Jiangsu Silver Bell Group as an assistant to the general manager and later as a Vice President of American Silver Bell Company responsible for government procurement. Mr. Zhang received a bachelor’s degree in mechanical and electrical engineering from Jiangnan University.

Dr. Ge Li has served as Chief Executive Officer since inception and Chairman since early 2004. Dr. Li is one of the founders and the core managerial personnel of the Company’s business, and is responsible for operation, strategic planning and business development. Dr. Li was one of the founding scientists of Pharmacopeia, Inc., a Nasdaq listed company based in Princeton, New Jersey. Dr. Li received a bachelor’s degree in chemistry from Peking University, and a master’s degree and a Ph.D. in organic chemistry from Columbia University.

Cuong Viet Do has served as a Director since July 2007. Mr. Do is currently the chief strategy officer of Lenovo Group Limited. Mr. Do joined Lenovo in December 2006 after 17 years at McKinsey & Company, where he was Director and senior partner. During his tenure at McKinsey, he consulted with leading companies in 18 countries and four continents on issues involving strategy, sales and marketing, operations, and corporate finance. At different stages of his career at McKinsey, Mr. Do helped build and was a leader in the healthcare, high tech, marketing and corporate finance practices. Mr. Do has more than a decade experience working with pharmaceutical and medical device companies around the world in R&D, sales and marketing, licensing & acquisitions, and operations. He has also served hospitals and governments on healthcare policy. Mr. Do has a bachelor’s degree in Biochemistry and

Economics from Dartmouth College and a master’s degree in Business Administration from the Tuck School of Business Administration, where he now serves on the MBA Board. He also serves on the boards of several non-profit groups, including Celebrate the Children, a school for autistic children, and the National Youth Science Foundation.

Our Directors are divided into three different classes, namely Class A Directors, Class B Directors and Class C Directors. At this year’s annual general meeting, we are electing our Class A Directors.

PROPOSALS

Proposal No. 1: Election of Directors

According to the Company’s Articles of Association, the terms of the Class A Directors expire at this year’s annual general meeting. The Board of Directors hereby nominates the incumbent Class A Directors, Xiaozhong Liu and Kian-Wee Seah, for re-election at the annual general meeting. Each director to be re-elected will hold office for a three year term or until such time as they are removed from office by special resolution of the shareholders or disqualification in accordance with the Company’s Articles of Association.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Proposal No. 2: Amendment to the Company’s Articles of Association

Under Article 80(1) of the Company’s Articles of Association, the number of Directors of the Company is fixed at nine (9) members. The Board of Directors proposes that a special resolution be passed at this year’s annual general meeting to amend the current Article 80(1) by replacing the first sentence in the Article being:

“The number of Directors shall be fixed nine (9).”

with the following:

“The number of Directors is, and shall be deemed always to have been, up to ten (10).”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, AMENDING ARTICLE 80(1) OF THE COMPANY’S ARTICLES OF ASSOCIATION.

OTHER MATTERS

The Company knows of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Ge Li
Ge Li
Chairman of the Board and Chief Executive Officer

August 8, 2008

EXHIBIT 99.3

WUXI PHARMATECH (CAYMAN) INC.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131, People’s Republic of China

FORM OF PROXY FOR USE BY SHAREHOLDERS OF WUXI PHARMATECH (CAYMAN) INC. (THE “COMPANY”) AT THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS (THE “MEETING”) TO BE HELD AT THE COMPANY’S OFFICES AT 4751 LEAGUE ISLAND BLVD., PHILADELPHIA, PA, 19112, USA ON WEDNESDAY, SEPTEMBER 10, 2008 AT 10:00 A.M.

I/We (note (1)) of being the registered holder(s) of (note (2)) shares of par value US$0.02 each in the capital of the Company (the “Share(s)”), HEREBY APPOINT (note (3)) THE CHAIRMAN OF THE MEETING or of to act as my/our proxy for the Meeting to be held at the Company’s offices at 4751 League Island Blvd., Philadelphia, PA, 19112, USA on September 10, 2008 at 10:00 a.m. local time and at any adjournment thereof and to vote on my/our behalf as directed below.

Please indicate with an “X” in the spaces provided how you wish the proxy to vote on your behalf.

RESOLUTIONS	FOR	AGAINST
Proposal No. 1 To Re-elect Directors

IT IS RESOLVED, as an Ordinary Resolution, THAT:

(a) Xiaozhong Liu be and hereby is re-elected as a director for a three-year term.	☐	☐

(b) Kian-Wee Seah be and hereby is re-elected as a director for a three-year term.	☐	☐

Proposal No. 2 To Amend Article 80(1) of the Company’s Articles of Association

IT IS RESOLVED, as a Special Resolution, THAT:

the current Article 80(1) be amended such that the number of members to the board of the Company shall be up to ten (10) directors (rather than fixed at nine (9) directors).	☐	☐

I/we also hereby authorize/do not authorize (circle one) my/our said proxy to vote for me/us on my/our behalf in respect of any other resolutions and/or amended resolutions in his absolute discretion at the annual general meeting, or at any adjournment thereof.

Dated this	day of	2008.

Shareholder’s Signature:	(note (4))

Notes:

(1)	Full name(s) and address(es) to be inserted in BLOCK CAPITAL LETTERS. In the case of joint holders of a share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he or she was solely entitled thereto, but if more than one such joint holder is present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the Register of Members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

(2)	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Shares registered in your name(s).

(3)	A proxy need not be a member of the Company, but must attend the Meeting to represent you. If a proxy other than the Chairman of the Meeting is preferred, strike out THE CHAIRMAN OF THE MEETING and insert the name and address of the proxy desired in the space provided.

(4)	This form of proxy must be signed by the appointor, or his attorney duly authorized, in writing, of if such appointor is a corporation, either under its common seal, or under the hand of an officer, attorney or other person duly authorized to sign the same.

(5)	If this form is returned duly signed but without a specific direction, the proxy will vote or abstain at his discretion. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

(6)	Any alterations made to this form must be initialed by the person who signs it.

(7)	In order to be valid, this form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must be delivered to the principal place of business of the Company to the attention of Bai Xiangge, Legal Department, WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai, 200131, People’s Republic of China, not later than 48 hours before the time appointed for holding the Meeting or any adjourned meeting.